SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File No. 0-894537

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K and 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and 10-QSB ☐ Form N-SAR

For the Period Ended:  September 30, 2006

☐ Transition Report on Form 10-K and 10-KSB	☐ Transition Report on Form 10-Q and 10-QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

          For the Transition Period Ended: ____________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________________________

PART I
Registrant Information

Full name of registrant:	BRIGHTEC, INC.

Former name if applicable:	ADVANCED LUMITECH, INC.

Address of principal executive office	8C PLEASANT STREET, FIRST FLOOR
City, state and zip code	SOUTH NATICK, MA 01760

PART II
Rule 12b-25(b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

          Brightec, Inc.’s (the “Company”) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 (the “Quarterly Report”) could not be filed, without unreasonable effort and expenses, within the prescribed time period because additional time is required to finalize certain of the financial information to be contained in the Quarterly Report.  The Company expects to file the Quarterly Report on or before the fifth day following the prescribed due date for filing the Quarterly Report.

PART IV
OTHER INFORMATION

          (1)  Name and telephone number of person to contact in regard to this notification:

Patrick Planche	(508)	647-9710

(Name)	(Area Code)	(Telephone Number)

          (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?   If the answer is no, identify report(s).

☒ Yes	☐ No

          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

          If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BRIGHTEC, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006

	By:	/s/ Patrick Planche

	Name:	Patrick Planche
	Title:	President and Treasurer

PART IV, Item 3 - attachment

Statement regarding significant changes in the results of operations from the corresponding period for the last fiscal year, reflected by the earnings statements to be included in the subject report or portion thereof.

The Company amended its Form 10-QSB for the period September 30, 2005, as previously filed on November 14, 2005.

1.

Subsequent to the issuance of the Company’s September 30, 2005 consolidated financial statements, and based upon a further evaluation of the factors utilized in determining the accounting and presentation of a December 2004 redemption of certain stockholder’s common stock to permit the Company to issue a like number of shares to other investors that held subscriptions for shares of common stock, the Company determined that the redemption was not properly accounted for as a liability.  At December 31, 2004, the Company recognized the liability of $9,703.  During the three- and nine month periods ended September 30, 2005, the Company redeemed additional shares valued at $90,417 and $2,534,324.  The Company is required to revalue the liability at the end of each reporting period.  Accordingly, for the nine month period ended September 30, 2005, the Company reduced its liability by $1,065,498 and recognized a gain on value of derivative liabilities of $243,899 and $1,065,498 for the three and nine month periods ended September 30, 2005, respectively.

2.

The Company determined that warrants issued for the purchase of the Company common stock, originally classified as a component of stockholders’ deficit, should have been recognized as a liability.  As of June 30, 2005, warrants valued at $395,477 were recognized as liabilities.  During the three month period ended September 30, 2005, warrants valued at $46,211 were exercised.  The Company is required to revalue this liability at the end of every reporting period.  Accordingly, at September 30, 2005, the Company decreased the value of the liability by $182,638 and recognized a gain on value of derivative liabilities for the three- and nine months periods ended September 30, 2005 of $110,290 and $116,042, respectively.

3.

In April 2005, the Company issued to a stockholder a stock warrant for 3,600,000 shares of common stock as an inducement to exercise other stock warrants for 3,335,000 shares of common stock with an aggregate exercise price of $375,000.  The new warrants issued were not valued or recorded.  The value of the new warrants was $467,825.  As the value of the new warrants was in excess of the amount received from the exercise of the older warrants, the value of the new warrants was first applied to additional paid-in capital with the difference of $92,825 being charged as financing costs.

The result of these restatements was to increase the net income of the Company by $354,189 (less than $0.01 per share) and $1,088,715 ($0.01 per share) for the three- and nine month periods ended September 30, 2005.